                                                               EXHIBIT (a)(1)(A)

                            MERCATOR SOFTWARE, INC.

                     OFFER TO EXCHANGE OUTSTANDING OPTIONS
                     TO PURCHASE SHARES OF COMMON STOCK OF
                            MERCATOR SOFTWARE, INC.
             FOR NEW OPTIONS UNDER THE 1997 EQUITY INCENTIVE PLAN

================================================================================
                  THIS OFFER AND WITHDRAWAL RIGHTS EXPIRE AT
    5:00 P.M., EASTERN DAYLIGHT SAVINGS TIME, ON FRIDAY, OCTOBER 19, 2001,
                       UNLESS MERCATOR EXTENDS THE OFFER
================================================================================

  Mercator Software, Inc. is offering to exchange all outstanding stock options to purchase shares of our Common Stock granted under the Mercator Software, Inc. 1997 Equity Incentive Plan (the "EIP") held by eligible individuals for new options we will grant under the EIP. An "eligible individual" refers to all holders of outstanding stock option grants, except for senior and corporate vice presidents and directors. We are making this offer upon the terms and subject to the conditions set forth in this offer to exchange and in the related letter of transmittal (which together, as they may be amended or supplemented from time to time, constitute the "offer"). The number of shares of Common Stock subject to new options to be granted to each option holder will be equal to one-half the number of shares subject to the options properly tendered by such option holder and accepted for exchange by us. We will grant the new options on or about the first business day that is at least six months and one day following the date we cancel the options accepted for exchange. You may only tender options for all or none of the shares of Common Stock subject to an individual grant. If you tender an option grant for exchange, you will be required to also tender all subsequent option grants with a lower exercise price that you received during the six months immediately prior to the date we accept tendered options for exchange.

  This offer is not conditioned upon a minimum number of options being tendered to Mercator. This offer is subject to conditions that we describe in Section 6 of this offer to exchange.

  If you tender options for exchange, we will grant you new options under the EIP and enter into a new option agreement between us and you, all as more fully described in the offer. The exercise price of the new options will equal the fair market value of our Common Stock on the date of the grant. The new options will expire on the tenth anniversary of the date of grant, unless terminated earlier according to the terms and provisions of the new stock option agreement to be entered into between you and Mercator, one-third to vest immediately upon grant and the remaining options to vest at a schedule of two-ninths of the
remaining options per year for each of the following three years.    The terms
of the new options are described in Section 8 of this offer to exchange.

  ALTHOUGH OUR BOARD OF DIRECTORS HAS APPROVED THIS OFFER, NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT YOU SHOULD TENDER YOUR OPTIONS FOR EXCHANGE. YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER YOUR OPTIONS.

  Shares of our Common Stock are quoted on the Nasdaq National Market under the symbol "MCTR." Prior to February 7, 2000 our stock traded on the Nasdaq under the symbol "TSFW". Our Common Stock began trading on the Nasdaq National Market on July 2, 1997. Prior to that time, there was no public market for our Common Stock. The table (in Section 7) sets for the fiscal periods indicated the high and low reported sale prices for our Common Stock as reported by the Nasdaq National Market. The stock prices have been adjusted to reflect a two-for-one stock split that occurred on April 5, 1999. On September 10, 2001, the last reported sale price of the Common Stock on the Nasdaq National Market was $2.02 per share. WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO TENDER YOUR OPTIONS.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") NOR BY ANY STATE SECURITIES COMMISSION. NEITHER THE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS OR WILL PASS UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  You should direct questions about this offer or requests for assistance or for additional copies of the offer to exchange or the letter of transmittal to Linda Austin, Mercator Software, Inc., 45 Danbury Road, Wilton, Connecticut, 06897-0840 (telephone: (203) 563-1260).

                                   IMPORTANT

  If you wish to tender your options for exchange, you must complete and sign the letter of transmittal in accordance with its instructions, and mail, fax or hand deliver it and any other required documents to us at Mercator Software, Inc., 45 Danbury Road, Wilton, Connecticut, 06897-0840, Attn: Linda Austin (facsimile number: (203) 761-8537) prior to the expiration date.

  We are not making this offer to, nor will we accept any tender of options from or on behalf of, option holders in any jurisdiction in which the offer or the acceptance of any tender of options would not be in compliance with applicable laws of such jurisdiction. However, we may, at our discretion, take any actions necessary for us to make this offer to option holders in any such jurisdiction.

  WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER OR NOT YOU SHOULD TENDER YOUR OPTIONS PURSUANT TO THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR INCORPORATED HEREIN BY REFERENCE. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT AND IN THE RELATED LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

                               TABLE OF CONTENTS

                                                                         Page

SUMMARY TERM SHEET........................................................  1

INTRODUCTION..............................................................  6

THE OFFER.................................................................  6

1.   NUMBER OF OPTIONS; EXPIRATION DATE...................................  6
2.   PURPOSE OF THE OFFER.................................................  7
3.   PROCEDURES FOR TENDERING OPTIONS.....................................  8
4.   WITHDRAWAL RIGHTS....................................................  9
5.   ACCEPTANCE OF OPTIONS FOR EXCHANGE
        AND ISSUANCE OF NEW OPTIONS.......................................  9
6.   CONDITIONS OF THE OFFER.............................................. 11
7.   PRICE RANGE OF COMMON STOCK UNDERLYING THE OPTIONS................... 12
8.   SOURCE AND AMOUNT OF CONSIDERATION;
        TERMS OF NEW OPTIONS.............................................. 12
9.   INFORMATION CONCERNING MERCATOR...................................... 16
10.  INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND
         ARRANGEMENTS CONCERNING THE OPTIONS.............................. 17
11.  STATUS OF OPTIONS ACQUIRED BY US IN THE OFFER; ACCOUNTING
     CONSEQUENCES OF THE OFFER............................................ 17
12.  LEGAL MATTERS; REGULATORY APPROVALS.................................. 18
13.  MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES........................ 18
14.  EXTENSION OF OFFER; TERMINATION; AMENDMENT........................... 20
15.  FEES AND EXPENSES.................................................... 21
16.  ADDITIONAL INFORMATION............................................... 21
17.  FORWARD LOOKING STATEMENTS; MISCELLANEOUS............................ 21

SCHEDULE A  Information Concerning the Directors and Executive Officers of
Mercator

                              SUMMARY TERM SHEET

  The following are answers to some of the questions that you may have about this offer. We urge you to read carefully the remainder of this offer to exchange and the accompanying letter of transmittal because the information in this summary is not complete and additional important information is contained in the remainder of this offer to exchange and the letter of transmittal. We have included references to the relevant sections of this offer to exchange where you can find a more complete description of the topics in this summary.

 . WHAT SECURITIES ARE WE OFFERING TO EXCHANGE?

  We are offering to exchange all stock options that are outstanding under the Mercator 1997 Equity Incentive Plan (the "EIP") held by eligible individuals for new options under the EIP on the basis of one new option for two outstanding options. (Section 1)

 . WHO QUALIFIES AS AN ELIGIBLE INDIVIDUAL?

  An "eligible individual" refers to all holders of outstanding stock option grants, except for senior and corporate vice presidents and directors. Special considerations may apply to employees located outside of the United States, including but not limited to Australia, the United Kingdom, Sweden, Germany, France, Singapore and Hong Kong. In some of these countries, the application of local taxation rules may have an impact on the grant of new options. IF YOU ARE AN EMPLOYEE OUTSIDE OF THE UNITED STATES, WE RECOMMEND THAT YOU CONSULT WITH YOUR OWN TAX ADVISOR TO DETERMINE THE TAX CONSEQUENCES OF THE OFFER UNDER THE LAWS OF THE COUNTRY IN WHICH YOU LIVE AND WORK. (Section 1)

 . WHY ARE WE MAKING THE OFFER?

  Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our Common Stock. We believe these options are unlikely to be exercised in the foreseeable future. By making this offer to exchange outstanding options for new options that will (1) have an exercise price equal to the fair market value of our Common Stock on the grant date and (2) vest over three years at a rate of one-third to vest immediately upon grant and the remaining options to vest at a schedule of two-ninths of the remaining options per year for each of the following three years, we intend to provide our employees with the benefit of owning options that over time may have a greater potential to increase in value, create better performance incentives for employees and thereby maximize stockholder value. (Section 2)

 . WHY DON'T WE SIMPLY REPRICE THE CURRENT OPTIONS?

  "Repricing" existing options would result in variable accounting for such options, which would require us, for financial reporting purposes, to record additional compensation expense each quarter until such repriced options are exercised, cancelled or expired. (Section 11)

 . WHY CAN'T I JUST BE GRANTED ADDITIONAL OPTIONS?

  Because of the large number of options eligible for this offer to exchange, a total grant of new options without cancellation of the outstanding options they are meant to replace would have a negative dilutive impact on our outstanding shares and earnings per share. Additionally, Mercator has a limited pool of options available under the EIP, and we must conserve our currently available options for new hires and ongoing grants. (Section 2)

 . WHAT IS THE DEFINITION OF A GRANT?

  A grant is an award of stock options.

 . WHAT ARE THE CONDITIONS TO THE OFFER?

  The offer is not conditioned upon a minimum number of options being tendered. However, the offer is subject to a number of other conditions with regard to events that could occur prior to the expiration of the offer. These events include a change in accounting principles, a lawsuit challenging this tender offer, a third-party tender offer for our Common Stock or an acquisition proposal, or a change in your employment status with Mercator. These and various other conditions are more fully described in Section 6. (Section 6)

 . ARE THERE ANY ELIGIBILITY REQUIREMENTS I MUST SATISFY AFTER THE EXPIRATION DATE OF THE OFFER TO RECEIVE THE NEW OPTIONS?

  To receive a grant of new options pursuant to the offer and under the terms of the EIP, you must be an employee of Mercator or one of our subsidiaries from the date you tender options through the date we grant the new options. As discussed below, we will not grant the new options until on or about the first business day that is at least six months and one day following the date we cancel the options accepted for exchange. IF YOU ARE NOT AN EMPLOYEE OF MERCATOR OR ONE OF OUR SUBSIDIARIES FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS, YOU WILL NOT RECEIVE ANY NEW OPTIONS OR ANY OTHER CONSIDERATION IN EXCHANGE FOR YOUR TENDERED OPTIONS THAT WE HAVE ACCEPTED FOR EXCHANGE. PARTICIPATION IN THE OFFER DOES NOT CONFER UPON YOU THE RIGHT TO REMAIN IN THE EMPLOY OF MERCATOR OR ANY OF OUR SUBSIDIARIES. (Section 5)

 . HOW MANY NEW OPTIONS WILL I RECEIVE IN EXCHANGE FOR MY TENDERED OPTIONS?

  We will grant you new options to purchase a number of shares of our Common Stock which is equal to one-half of the number of shares of Common Stock subject to the options you tender and which we accept for exchange. (Section 1)

 . IF I CHOOSE TO TENDER OPTIONS FOR EXCHANGE, DO I HAVE TO TENDER ALL MY
OPTIONS?

  You must tender a full option grant. We are not accepting partial tenders of an individual option grant. For example, if you hold an option to purchase 3,000 shares of Common Stock at an exercise price of $35.00 per share, you must either tender all or none of such options; you cannot tender only part of the option and retain the remainder of the option. On the other hand, if you have multiple option grants, you may choose not to tender all of your grants. You will, however, be subject to a "six month look-back" that will require you to tender all option grants that you received during the six months immediately prior to the date we accept tendered options for exchange if those grants were made subsequent to, and have an exercise price lower than the exercise price of, the grant(s) that you tender. For example, if you received an option grant on May 4, 2000 with an exercise price of $30.50 per share and a grant on June 15, 2001 with an exercise price of $2.25 and you wanted to tender your May 4, 2000 option grant, you would also be required to tender your June 2001 grant for exchange. (Section 1)

 . WHEN WILL I RECEIVE MY NEW OPTIONS?

  We will grant the new options on or about the first business day that is at least six months and one day after the date we cancel the options tendered and accepted for exchange. HOWEVER, IF YOU ARE NOT AN EMPLOYEE OF MERCATOR OR ONE OF MERCATOR'S SUBSIDIARIES FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS, YOU WILL NOT RECEIVE ANY NEW OPTIONS IN EXCHANGE FOR YOUR TENDERED OPTIONS THAT HAVE BEEN ACCEPTED FOR EXCHANGE. YOU WILL ALSO NOT RECEIVE ANY OTHER CONSIDERATION FOR THE OPTIONS TENDERED IF YOU ARE NOT AN EMPLOYEE FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS. (Section 5)

 . WHY WON'T I RECEIVE MY NEW OPTIONS IMMEDIATELY AFTER THE EXPIRATION DATE OF THE OFFER?

  If we were to grant the new options on any date that is earlier than six months and one day after the date we cancel the options tendered and accepted for exchange, we would be required to record compensation expense against our earnings for financial reporting purposes. By deferring the grant of the new options for at least six months and one day, we believe we will not have to record such a compensation expense. (Section 5)

 . WHY DO I HAVE TO SURRENDER OPTIONS GRANTED IN THE LAST SIX MONTHS?

  If Mercator were to allow employees to keep options granted within six months of the old option cancellation date, it would result in variable accounting for such options, which may require us to record additional compensation expense
each quarter until the new options are exercised, cancelled or expired.   This
significant adverse accounting consequence would prevent Mercator from making the Offer to Exchange. (Section 11)

 . CAN I CANCEL THE UNEXERCISED PORTION OF AN OPTION THAT I HAVE ALREADY PARTIALLY EXERCISED?

  Yes. Any remaining outstanding, unexercised eligible option is eligible to be cancelled. In order to participate, you must elect to cancel all remaining options in any grant. The new grant will be one-for-two, but only in replacement of cancelled options. (Section 1)

 . HOW SHOULD I DECIDE WHETHER OR NOT TO PARTICIPATE?

  We understand that this will be a challenging decision for all employees. The program does carry considerable risk, and there are no guarantees of our future stock performance. So, the decision to participate must be each individual's personal decision, and it will depend largely on each individual's assessment of the individual's existing stock option package and assumptions about the future overall economic environment, the performance of the Nasdaq National Market, our stock price and our business. (Section 2)

 . IF I TENDER OPTIONS IN THE OFFER, WILL I BE ELIGIBLE TO RECEIVE OTHER OPTION GRANTS BEFORE I RECEIVE MY NEW OPTIONS?

  If we accept options you tender in the offer, we may defer until the grant date of the new options our grant to you of any other options (such as annual, bonus or promotional options) for which you may be eligible between the date hereof and the new option grant date. We may defer the grant to you of these other options if we determine it is necessary for us to do so to avoid (1) requiring you to tender these options due to the "six month look-back" and (2) incurring compensation expense against our earnings because of accounting rules that could apply to these interim option grants as a result of the offer. If you do not tender options in the offer, however, we may grant you promptly following the expiration of the offer options that you were eligible to receive between the date hereof and the expiration date. (Sections 5 and 11)

 . HOW MANY NEW OPTIONS WILL I RECEIVE IN EXCHANGE FOR MY TENDERED OPTIONS?

  We will grant you new options to purchase the number of shares of our Common Stock which is equal to one-half the number of shares of Common Stock subject to the options you tender and which we accept. (Section 1)

 . WHAT WILL THE TERMS OF MY NEW OPTIONS BE?

  All of the new options granted pursuant to this offer will be granted under the EIP. The terms of the new options will be subject to the terms and conditions of the EIP and a new stock option agreement to be entered into between you and us, which will be substantially in the form of exhibit (d)(2) to the Tender Offer Statement on Schedule TO that we filed with the Securities and Exchange Commission on September 17, 2001. Note that even if you tender all of your options granted under the EIP, certain provisions of your existing stock option agreement under the EIP, including the provisions relating to your employment with Mercator, will continue. These provisions include your agreements to maintain the confidentiality of Mercator's proprietary information and not to compete against Mercator or its subsidiaries. (Section 8)

 . WHAT WILL THE EXERCISE PRICE OF THE NEW OPTIONS BE?

  The exercise price of the new options will be equal to the last reported sale price of our Common Stock on the Nasdaq National Market on the date we grant the new options. Accordingly, we cannot predict the exercise price of the new options. HOWEVER, BECAUSE WE WILL NOT GRANT NEW OPTIONS UNTIL AT LEAST SIX MONTHS AND ONE DAY AFTER THE DATE WE CANCEL TENDERED OPTIONS ACCEPTED FOR EXCHANGE, THE NEW OPTIONS MAY HAVE A HIGHER EXERCISE PRICE THAN SOME OR ALL OF YOUR CURRENT OPTIONS. WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO TENDER YOUR OPTIONS. (Section 8)

 . WHEN WILL THE NEW OPTIONS VEST?

  The new options will have a three year annual vesting schedule that begins on the grant date of the new options. One-third of the new options will vest immediately upon grant. The remaining two-thirds of the new options will vest at a rate of two-ninths (2/9) per year for each of the following three years.

 . WILL I HAVE TO PAY TAXES IF I EXCHANGE MY OPTIONS IN THE OFFER?

  If you exchange your current options for new options, we believe you will not be required under current law to recognize income for U.S. federal income tax purposes at the time of the exchange. Further, at the date of grant of the new options, we believe you will not be required under current law to recognize income for U.S. federal income tax purposes. WE RECOMMEND THAT YOU CONSULT WITH YOUR OWN TAX ADVISOR TO DETERMINE THE TAX CONSEQUENCES OF TENDERING OPTIONS PURSUANT TO THE OFFER. Again, special considerations may apply to employees located outside of the United States, including but not limited to Australia, the United Kingdom, Sweden, Germany, France, Singapore and Hong Kong. In some of these countries, the application of local taxation rules may have an impact upon the grant of new options. IF YOU ARE AN EMPLOYEE BASED OUTSIDE OF THE UNITED STATES, WE RECOMMEND THAT YOU CONSULT WITH YOUR OWN TAX ADVISOR TO DETERMINE THE TAX CONSEQUENCES OF THE OFFER UNDER THE LAWS OF THE COUNTRY IN WHICH YOU LIVE AND WORK. (Section 13)

 . IF THE OPTIONS I TENDER ARE INCENTIVE STOCK OPTIONS, WILL MY NEW OPTIONS BE INCENTIVE STOCK OPTIONS?

  If the options you tender were intended to be Incentive Stock Options, your new options will be granted as Incentive Stock Options to the extent they qualify under the Internal Revenue Code. Under current law, for options to qualify as Incentive Stock Options, the value of the shares subject to options that first become exercisable by the option holder in any calendar year cannot exceed $100,000. The value of the shares subject to the options is measured on the date the options are granted. The excess options are deemed to be non-qualified (non-incentive) stock options. (Section 8).

 . WHAT HAPPENS TO OPTIONS THAT I CHOOSE NOT TO TENDER?

   Options that you choose not to tender for exchange will remain outstanding and retain their current exercise price and current vesting schedule. We do not believe that our offer to you will change any of the terms of an eligible Incentive Stock Option, which you do not tender in the offer. However, the IRS may characterize our offer to you as a "modification" of those Incentive Stock Options, even if you decline the offer. The effect of a successful assertion by the IRS that your Incentive Stock Options were modified depends on whether the exercise price of your eligible Incentive Stock Options is equal to, higher or lower than the price of the Company's stock on September 17, 2001. If your exercise price per share is equal to or higher than the price of the Company's Common Stock on September 17, 2001, the offer would extend the period you would have to hold the shares purchased under those options in order to qualify all of the gain on a subsequent sale of those shares as long-term capital gain. That extended holding period for long-term capital gain would require that any taxable sale or other disposition of the shares not take place until the later of (i) two years from the date of the deemed modification of your Incentive Stock Options or (ii) one year from the date you exercise those shares. In addition, such a deemed modification may also cause a portion of your Incentive Stock Options to be treated as nonqualified stock options upon exercise and affect the amount of other stock options granted to you that may qualify as Incentive Stock Options under the $100,000 calendar year limit discussed above. If the exercise price of your eligible Incentive Stock Option is lower than the price of the company's shares of Common Stock on September 17, 2001, your option would cease to qualify as an Incentive Stock Option. (Section 13).

 . HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER OPTIONS IN THE OFFER? CAN THE OFFER BE EXTENDED, AND IF SO, HOW WILL I BE NOTIFIED IF IT IS EXTENDED?

  You have until 5:00 P.M., Eastern Daylight Savings time, on Friday, October 19, 2001 to tender your options in the offer. Although we may, in our discretion, extend the offer at any time, we cannot assure you that the offer will be extended or, if extended, for how long. If we extend the offer, we will make a company-wide announcement of the extension no later than 9:00 a.m. on the next business day following the previously scheduled expiration date. If we extend the offer, we will delay the acceptance of any options that have been tendered and the grant date of the new options. (Section 14)

 . HOW DO I TENDER MY OPTIONS?

  If you decide to tender your options, you must deliver, before the offer expires, a properly completed and duly executed letter of transmittal and any other documents required by the letter of transmittal to Mercator Software, Inc., 45 Danbury Road, Wilton, Connecticut 06897, Attn: Linda Austin (facsimile number: (203) 761-8537). (Section 3)

 . DURING WHAT PERIOD OF TIME MAY I WITHDRAW PREVIOUSLY TENDERED OPTIONS?

  You may withdraw your tendered options at any time before the offer expires. Because we are not accepting partial tenders of an individual option grant, you may only withdraw options for all of the shares of Common Stock subject to an individual grant. To withdraw tendered options, you must deliver to us at the address or facsimile number listed above a written notice of withdrawal with the required information while you still have the right to withdraw the tendered options. Once you have withdrawn options, you may re-tender options only by again following the delivery procedures described above by the expiration date. (Section 4)

 . WHAT DO WE AND OUR BOARD OF DIRECTORS THINK OF THE OFFER?

  Although our board of directors has approved this offer, neither we nor our board of directors makes any recommendation as to whether or not you should tender your options. You must make your own decision whether to tender options. For questions regarding tax implications or other investment-related questions, you should talk to your own legal counsel, accountant and/or financial advisor.

 . WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?

  For additional information or assistance, you should contact:

    Linda Austin
    Mercator Software, Inc.
    45 Danbury Road
    Wilton, Connecticut 06897
     telephone number: (203) 563-1260.

INTRODUCTION

  Mercator Software, Inc. is offering to exchange all outstanding stock options to purchase shares of our Common Stock granted under the Mercator Software, Inc. 1997 Equity Incentive Plan (the "EIP") held by eligible individuals for new options we will grant under the EIP. An "eligible individual" refers to all holders of outstanding stock option grants, except for senior and corporate vice presidents and directors. We are making this offer upon the terms and subject to the conditions set forth in this offer to exchange and in the related letter of transmittal (which together, as they may be amended or supplemented from time to time, constitute the "offer"). If you tender options for exchange, we will grant you new options under the EIP and a new option agreement between us and you. All tendered options accepted by us pursuant to this offer will be canceled.

  This offer is not conditioned upon a minimum number of options being tendered. This offer is subject to conditions that we describe in Section 6 below.

  As of September 17, 2001, options to purchase 7,258,394 shares of our Common Stock were issued and outstanding under the EIP, of which options to purchase 3,271,361 shares of our Common Stock, constituting 45.1%, were held by eligible individuals.

THE OFFER

1. NUMBER OF OPTIONS; EXPIRATION DATE.

  Upon the terms and subject to the conditions of the offer, we will exchange, on the basis of one new option for every two outstanding options properly tendered and not validly withdrawn in accordance with Section 4 before the "expiration date," as defined below, all outstanding options under the EIP for new options to purchase Common Stock under the EIP held by eligible individuals. An "eligible individual" refers to all holders of outstanding stock option grants, except for senior and corporate vice presidents and directors. We will not accept partial tenders of options for any portion of the shares subject to an individual option grant. Therefore, you may only tender options for all of the shares of Common Stock subject to a particular option grant. If you tender an option grant for exchange, you will be required to also tender all subsequent option grants with a lower exercise price that you received during the six months immediately prior to the date we accept tendered options for exchange.


  If your options are properly tendered and accepted for exchange, unless we terminate this offer pursuant to the terms and conditions hereof, you will be entitled to receive on the date of the first meeting of the stock option committee of our board of directors held on or about the first business day that is at least six months and one day after the date we cancel the options accepted for exchange new options to purchase the number of shares of our Common Stock that is equal to one-half the number of shares subject to the options that you tender and which we accept, subject to adjustments for any stock splits, stock dividends and similar events that occur prior to the grant date of the new options. We have approved the new option grants. The Stock Option Committee expects to take action with respect to specific new grants not later than six months and one day after the cancellation of the options for exchange, and, therefore there should be no delay beyond April 2002. However, we will not issue any options exercisable for fractional shares. Instead, we will round down to the nearest whole number. IF YOU ARE NOT AN EMPLOYEE OF MERCATOR OR ONE OF OUR SUBSIDIARIES FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS, YOU WILL NOT RECEIVE ANY NEW OPTIONS OR ANY OTHER CONSIDERATION IN EXCHANGE FOR YOUR

TENDERED OPTIONS THAT HAVE BEEN ACCEPTED FOR EXCHANGE. PARTICIPATION IN THE OFFER DOES NOT CONFER UPON YOU THE RIGHT TO REMAIN IN THE EMPLOY OF MERCATOR OR ANY OF OUR SUBSIDIARIES. This means that if you die or quit or we terminate your employment prior to the date we grant the new options, you will not receive anything for the options that you tendered and we canceled.

  Special considerations may apply to employees located outside of the United States, including but not limited to Australia, the United Kingdom, Sweden, Germany, France, Singapore and Hong Kong. In some of these countries, the application of local taxation rules may have an impact upon the new grant. IF YOU ARE AN EMPLOYEE OUTSIDE OF THE UNITED STATES, WE RECOMMEND THAT YOU CONSULT WITH YOUR OWN TAX ADVISOR TO DETERMINE THE TAX CONSEQUENCES OF THE OFFER UNDER THE LAWS OF THE COUNTRY IN WHICH YOU LIVE AND WORK.

  We are also reserving the right, in the event of a merger or similar transaction after the expiration date, to take any actions we deem necessary or appropriate to complete a transaction that our board of directors believes is in the best interest of our company and our stockholders. This could include terminating your right to receive replacement options under this offer to exchange. If we were to terminate your right to receive replacement options under this offer in connection with such transaction, employees who have tendered options for cancellation pursuant to this offer would not receive options to purchase securities of the acquiror or any other consideration for their tendered options. We presently have no plans or proposals that relate to or would result in an acquisition of Mercator. Section 2 of this offer to exchange describes our future plans.

  The term "expiration date" means 5:00 P.M., Eastern Daylight Savings time, on Friday, October 19, 2001, unless and until we, in our discretion, have extended the period of time during which the offer will remain open, in which event the term "expiration date" refers to the latest time and date at which the offer, as so extended, expires. See Section 14 for a description of our rights to extend, delay, terminate and amend the offer.

  For purposes of the offer, a "business day" means any day other than a Saturday, Sunday or U.S. Federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

2. PURPOSE OF THE OFFER.

 We issued the options outstanding under the EIP to:

 . provide our employees an opportunity to acquire or increase a proprietary interest in us, thereby creating a stronger incentive to expend maximum effort for our growth and success; and

 . encourage our employees to continue their employment by us.

  Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our Common Stock. We believe these options are unlikely to be exercised in the foreseeable future. By making this offer to exchange outstanding options for new options that will (1) have an exercise price equal to the fair market value of our Common Stock on the grant date and (2) one-third to vest immediately upon grant and the remaining options to vest at a schedule of two-ninths of the remaining options per year for each of the following three years, we intend to provide our employees with the benefit of owning options that over time may have a greater potential to increase in value, create better performance incentives for employees and thereby maximize stockholder value.

  Subject to the foregoing, and except as otherwise disclosed in this offer or in our filings with the SEC, we presently have no plans or proposals that relate to or would result in:

  (a) any extraordinary corporate transaction, such as a material merger, reorganization or liquidation, involving us or any of our subsidiaries;

  (b) any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

  (c) any material change in our present dividend rate or policy, or our indebtedness or capitalization;

  (d) any change in our present board of directors or management, including a change in the number or term of directors or to fill any existing board vacancies or to change any executive officer's material terms of employment;

  (e)  any other material change in our corporate structure or business;

  (f) our Common Stock not being authorized for quotation in an automated quotation system operated by a national securities association;

  (g) our Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act;

  (h) the suspension of our obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act;

  (i) the acquisition by any person of any material amount of our securities or the disposition of any material amount of our securities; or

  (j) any change in our certificate of incorporation or bylaws, or any actions which may impede the acquisition of control of us by any person.

  Neither we nor our board of directors makes any recommendation as to whether you should tender your options, nor have we authorized any person to make any such recommendation. You are urged to evaluate carefully all of the information in this offer to exchange and to consult your own legal, investment and/or tax advisors. You must make your own decision whether to tender your options for exchange.

  We understand that this will be a challenging decision for all employees. The program does carry considerable risk, and there are no guarantees of our future stock performance. So, the decision to participate must be each individual employee's personal decision, and it will depend largely on each employee's assessment of the employee's existing stock option package and assumptions about the future overall economic environment, the performance of the Nasdaq National Market, our stock price and our business.

3. PROCEDURES FOR TENDERING OPTIONS.

  Proper Tender of Options. To validly tender your options pursuant to the offer, you must, in accordance with the terms of the letter of transmittal, properly complete, duly execute and deliver to us the letter of transmittal, or a facsimile thereof, along with any other required documents. We must receive all of the required documents at Mercator Software, Inc., 45 Danbury Road, Wilton, Connecticut 06897, Attn: Linda Austin, before the expiration date.

  THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING LETTERS OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT YOUR ELECTION AND RISK. IF YOU DELIVER BY MAIL, WE RECOMMEND THAT YOU USE REGISTERED MAIL WITH RETURN RECEIPT REQUESTED AND PROPERLY INSURE THE MATERIALS. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ENSURE TIMELY DELIVERY. DELIVERY BY EMAIL WILL NOT BE ACCEPTED.
                                                       ---

  Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our sole discretion, all questions as to form of documents and the validity, form, eligibility, including time of receipt, and acceptance of any tender of options. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept properly and timely tendered options that are not validly withdrawn. We also reserve the right to waive any of the conditions of the offer or any defect or irregularity in any tender. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any such notice.


  Our Acceptance Constitutes an Agreement. Your tender of options pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the offer. OUR ACCEPTANCE FOR EXCHANGE OF YOUR OPTIONS TENDERED BY YOU PURSUANT TO THE OFFER WILL CONSTITUTE A BINDING AGREEMENT BETWEEN US AND YOU UPON THE TERMS AND SUBJECT TO THE CONDITIONS OF THE OFFER.

  Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept promptly after the expiration of the offer all properly tendered options that have not been validly withdrawn.

4. WITHDRAWAL RIGHTS.

  You may only withdraw your tendered options in accordance with the provisions of this Section 4.


  You may withdraw your tendered options at any time before the expiration date. If the offer is extended by us beyond that time, you may withdraw your tendered options at any time until the extended expiration of the offer. Options not accepted for cancellation after the expiration of 40 business days from September 17, 2001 may be withdrawn.


  To validly withdraw tendered options, you must deliver to us at the address set forth in Section 3 a written notice of withdrawal, or a facsimile thereof, with the required information, while you still have the right to withdraw the tendered options. The notice of withdrawal must specify the name of the option holder who tendered the options to be withdrawn, the grant date, exercise price, and total number of option shares subject to each option to be withdrawn.
Except as described in the following sentence, the notice of withdrawal must be signed by the option holder who tendered the options to be withdrawn exactly as such option holder's name appears on the option agreement or agreements evidencing such options. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary or representative capacity, the signer's full title and proper evidence of the authority of such person to act in such capacity must be indicated on the notice of withdrawal. Because we are not accepting partial tenders of an individual option grant, you may only withdraw options for all or none of the shares of Common Stock subject to an individual grant.

  You may not rescind any withdrawal. Any options you withdraw will thereafter be deemed not properly tendered for purposes of the offer, unless you properly re-tender those options before the expiration date by following the procedures described in Section 3.

  Neither we nor any other person is obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will anyone incur any liability for failure to give any such notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal. Our determination of these matters will be final and binding.

5. ACCEPTANCE OF OPTIONS FOR EXCHANGE AND ISSUANCE OF NEW OPTIONS.


  Upon the terms and subject to the conditions of this offer and promptly following the expiration date, we expect to accept for exchange and cancel options properly tendered and not validly withdrawn before the expiration date. If we cancel options accepted for exchange, you will be granted new options on the date of the first meeting of the stock option committee of the Mercator board of directors held on or after the first business day that is at least six months and one day following the date we cancel options accepted for exchange. If the offer is extended, then the grant date of the new options will also be extended. If we were to grant the new options on any date which is earlier than six months and one day after the date we cancel the options tendered for exchange, we would be required for financial reporting purposes to record a variable compensation expense against our earnings.

  We intend to continue to review the option grants of all employees from time to time as part of our normal compensation program. As a result of this review, we may decide to grant you additional options. If we accept and cancel the options you tender in connection with the offer, the grant date and the pricing of any additional options that we may decide to grant to you will be deferred until a date that is at least six months and one day from the expiration of this offer. If we granted new, additional options to you in that period, the accounting rules would treat them as granted in exchange for the surrendered grant, and we would be subject to the variable accounting rules. As a result, the stock option committee of our board of directors does not plan to grant any additional options until after such date, including additional grants to employees who do not elect to participate in this exchange offer. However, the stock option committee reserves the right to decide to grant additional options to certain employees on a case-by-case basis during this period.

  Your new options will entitle you to purchase a number of shares of our Common Stock which is equal to one-half the number of shares subject to the options or portion thereof you tender, subject to adjustments for any stock splits, stock dividends and similar events.

  PLEASE NOTE, HOWEVER, THAT IF YOU ARE NOT AN EMPLOYEE OF MERCATOR SOFTWARE, INC. OR ONE OF OUR SUBSIDIARIES FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS, YOU WILL NOT RECEIVE ANY NEW OPTIONS IN EXCHANGE FOR YOUR TENDERED OPTIONS THAT HAVE BEEN ACCEPTED FOR EXCHANGE. YOU ALSO WILL NOT RECEIVE ANY OTHER CONSIDERATION FOR YOUR TENDERED OPTIONS IF YOU ARE NOT AN EMPLOYEE FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS. Certain employee leaves of absence that are approved by us in advance will be deemed to constitute continued employment.

  We are also reserving the right, in the event of a merger or similar transaction after the expiration date, to take any actions we deem necessary or appropriate to complete a transaction that our board of directors believes is in the best interest of our company and our stockholders. This could include terminating your right to receive replacement options under this offer to exchange. IF WE WERE TO TERMINATE YOUR RIGHT TO RECEIVE REPLACEMENT OPTIONS UNDER THIS OFFER IN CONNECTION WITH SUCH TRANSACTION, EMPLOYEES WHO HAVE TENDERED OPTIONS FOR CANCELLATION PURSUANT TO THIS OFFER WOULD NOT RECEIVE OPTIONS TO PURCHASE SECURITIES OF THE ACQUIROR OR ANY OTHER CONSIDERATION FOR THEIR TENDERED OPTIONS. We presently have no plans or proposals that relate to or would result in an acquisition of Mercator. Section 2 of this offer to exchange describes our future plans.


  For purposes of the offer, we will be deemed to have accepted for exchange options that are validly tendered and not properly withdrawn, if and when we give oral or written notice to the option holders of our acceptance for exchange of such options, which may be by press release. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept promptly after the expiration of the offer all properly tendered options that are not validly withdrawn. After we accept tendered options for exchange, we will promptly send each tendering option holder a letter indicating the number of shares subject to the options that we have accepted for exchange, the corresponding number of shares that will be subject to the new options and the expected grant date of the new options.

6. CONDITIONS OF THE OFFER.

  Notwithstanding any other provision of the offer, we may terminate or amend the offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act of 1934, as amended, if at any time on or after September 17, 2001 and prior to the expiration date (1) any of the following events has occurred, or has been determined by us to have occurred, and, (2) in our reasonable judgment in any such case and regardless of the circumstances giving rise thereto, including any action or omission to act by us, the occurrence of such event or events makes it inadvisable for us to proceed with the offer or with such acceptance and cancellation of options tendered for exchange:

  (a) there shall have been threatened or instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the offer, the acquisition of some or all of the tendered options pursuant to the offer, the issuance of new options, or otherwise relates in any manner to the offer or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of Mercator or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of the offer to us;

  (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or Mercator or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

    (1) make the acceptance for exchange of, or issuance of new options for, some or all of the tendered options illegal or otherwise restrict or prohibit consummation of the offer or otherwise relates in any manner to the offer;

    (2) delay or restrict our ability, or render us unable, to accept for exchange, or issue new options for, some or all of the tendered options; or





    (3) materially and adversely affect the business, condition (financial or other), income, operations or prospects of Mercator or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of the offer to us;


  (c) there shall have occurred any change, development, clarification or position taken in generally accepted accounting principles which could or would require us to record compensation expense against our earnings in connection with the offer for financial reporting purposes;

  (d) a tender or exchange offer with respect to some or all of our Common Stock, or a merger or acquisition proposal for us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed; or

  (e) any change or changes shall have occurred in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of Mercator or our subsidiaries that, in our reasonable judgment, is or may be material to Mercator or our subsidiaries or materially impairs or may materially impair the contemplated benefits of the offer to us.

  The conditions to the offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the expiration date. We may waive them, in whole or in part, at any time and from time to time prior to the expiration date, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 6 will be final and binding upon all persons.

  We are also reserving the right, in the event of a merger or similar transaction after the expiration date, to take any actions we deem necessary or appropriate to complete a transaction that our board of directors believes is in the best interest of our company and our stockholders. This could include terminating your right to receive replacement options under this offer to exchange. If we were to terminate your right to receive replacement options under this offer in connection with such transaction, employees who have tendered options for cancellation pursuant to this offer would not receive options to purchase securities of the acquiror or any other consideration for their tendered options.

7. PRICE RANGE OF COMMON STOCK UNDERLYING THE OPTIONS.

  Our Common Stock is traded on the Nasdaq National Market under the symbol "MCTR." Our Common Stock began trading on Nasdaq on July 2, 1997, in connection with the initial public offering of our Common Stock. The following table shows, for the periods indicated, the high and low sales prices per share of our Common Stock as reported by the Nasdaq National Market.

FISCAL YEAR ENDING DECEMBER 31, 2001

                                                   HIGH    LOW
First Quarter..................................   11.313    3.50
Second Quarter.................................    3.51     1.51
Third Quarter (through September 30, 2001).....    2.47     1.01


FISCAL YEAR ENDING DECEMBER 31, 2000

                                                   HIGH    LOW
First Quarter..................................  142.00    49.00
Second Quarter.................................   79.50    29.00
Third Quarter .................................   69.00    13.766
Fourth Quarter.................................   15.438    2.96


FISCAL YEAR ENDING DECEMBER 31, 1999

                                                   HIGH    LOW
Third Quarter .................................   28.00    16.875
Fourth Quarter.................................   66.75    21.75


  As of September 10, 2001, the last trading day prior to this offer to purchase, the last reported sale price of our Common Stock, as reported by the Nasdaq National Market, was $2.02 per share and there were 30,550,469 shares outstanding.

  WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO TENDER YOUR OPTIONS.

8. SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF NEW OPTIONS.

  Consideration. We will issue new options to purchase Common Stock under the EIP in exchange for outstanding eligible options properly tendered and accepted for exchange by us. The number of shares of Common Stock subject to new options to be granted to each option holder will be equal to one-half the number of shares subject to the options tendered by such option holder and accepted for exchange, subject to adjustments for any stock splits, stock dividends and similar events. If we receive and accept tenders of all outstanding eligible options, we expect to grant new options to purchase a total of 1,635,680 shares of our Common Stock.

  Terms of New Options. The new options will be issued under the EIP and a new stock option agreement to be entered into between you and us, which you will receive when the new options are granted. The new stock option agreement will be substantially the same as the form option agreement attached as exhibit (d)(2) to the Tender Offer Statement on Schedule TO that we filed with the SEC on September 17, 2001. Except with respect to the exercise price, term and certain other terms specified in the offer, the terms and conditions of the new options will be substantially the same as the terms and conditions of the options tendered for exchange.

  Even if you tender all of your options granted under the EIP, your existing stock option agreement under the EIP, including the provisions relating to your employment with Mercator, will continue. These provisions include your agreements to maintain the confidentiality of Mercator's proprietary information and not to compete against Mercator or its subsidiaries. Your existing stock option agreement under the EIP will govern any additional options granted to you as part of our normal compensation program.

  The issuance of new options under this offer will not create any contractual or other right of the recipients to receive any future grants of stock options or benefits in lieu of stock options or any right of continued employment.

  The following description of the EIP and the new stock option agreement to which each new option will be subject is only a summary, and may not be complete. For complete information please refer to the copies of the EIP and the stock option agreement that have been filed with the SEC as exhibits to the Tender Offer Statement on Schedule TO. You may also contact us at Mercator via facsimile at 203-761-8537 to request copies of the EIP or the form of the new option agreement, which will be provided at our expense.

  The following description summarizes the material terms of the EIP and the options granted under the EIP.

  General. The maximum number of shares of Common Stock available for issuance pursuant to the exercise of options granted under the EIP plan is currently 9,700,000. This number may be increased only by our board of directors and approved by our stockholders, in accordance with applicable state law. The maximum number of shares subject to options that may be awarded to one person in any twelve month period under the EIP is 300,000, other than new employees of Mercator or a subsidiary of Mercator who are eligible to receive up to a maximum of 1,000,000 shares in the calendar year in which they commence their employment.

    The EIP permits the granting of options intended to qualify as Incentive Stock Options under the Internal Revenue Code and the granting of options that do not qualify as Incentive Stock Options. If the options you tender were intended to be Incentive Stock Options, your new options will be granted as Incentive Stock Options to the extent they qualify under the Internal Revenue Code. For options to qualify as Incentive Stock Options, the value of the shares subject to options that first become exercisable by the option holder in any calendar year cannot exceed $100,000. The value of the shares subject to options is measured on the date the options are granted. The excess options are deemed to be non-qualified stock options. If the options you tender for exchange were not intended as Incentive Stock Options, your new options will not be Incentive Stock Options. For more information related to the possible U.S. federal income tax consequences if you exchange any options pursuant to this offer, see Section 13 of this offer. Special considerations may apply to employees located outside of the United States, including but not limited to Australia, the United Kingdom, Sweden, Germany, France, Singapore and Hong Kong. In some of these countries, the application of local taxation rules may have an impact upon the new grant. IF YOU ARE AN EMPLOYEE OUTSIDE OF THE UNITED STATES, WE RECOMMEND THAT YOU CONSULT WITH YOUR OWN TAX ADVISOR TO DETERMINE THE TAX CONSEQUENCES OF THE OFFER UNDER THE LAWS OF THE COUNTRY IN WHICH YOU LIVE AND WORK.

  Administration. The EIP is administered by the stock option committee of our board of directors and provides the committee with broad discretion to fashion the terms of grants of options, including type, size and exercise price, as it deems appropriate.

  Exercise and Termination of Awards. The terms and conditions applicable to the exercise of awards and the events or occurrences which may trigger the acceleration, termination or forfeiture of the new options under the EIP are set forth in the new stock option agreement. The new stock option agreement will be substantially the same as the form option agreement attached as exhibit (d)(2) to the Tender Offer Statement on Schedule TO that we filed with the SEC on September 17, 2001.

  Term. Subject to terms in the new stock option agreement and the EIP providing for earlier termination of the option, the new option will terminate on the tenth anniversary of the date of grant of the new option. Terms of the new stock option agreement providing for termination of the option include, without limitation, termination of the option within specified periods of time after
(i) termination of your employment with Mercator and (ii) your death.

  No awards may be made under the EIP after May 7, 2007. Although shares of Common Stock may be issued after May 7, 2007 pursuant to awards made on or prior to that date, no shares of our Common Stock will be issued under the EIP after May 7, 2017.

  Exercise Price. The exercise price of the new options to be granted pursuant to the offer will be equal to the last reported sale price of our Common Stock on the Nasdaq National Market on the date of grant. HOWEVER, BECAUSE WE WILL NOT GRANT NEW OPTIONS UNTIL AT LEAST SIX MONTHS AND ONE DAY AFTER THE DATE WE CANCEL TENDERED OPTIONS ACCEPTED FOR EXCHANGE, THE NEW OPTIONS MAY HAVE A HIGHER EXERCISE PRICE THAN SOME OR ALL OF YOUR CURRENT OPTIONS. WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO TENDER YOUR OPTIONS.

  Vesting and Exercise. The stock option committee has the authority to determine at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. The exercisability of options may be accelerated by the stock option committee. The new options will have a vesting schedule of one-third to vest immediately upon grant and the remaining options to vest at a schedule of two-ninths of the remaining options per year for each of the following three years. Vesting of the new options shall immediately cease upon termination of your employment with Mercator.

  Payment of Exercise Price. In accordance with the applicable stock option agreement, exercise of the new options may be made, in whole or in part, by delivery of a written notice to us which is accompanied by payment in full of the applicable exercise price. Payment of the option exercise price for the new options may be made by delivery of cash, valid check, shares of Mercator Common Stock owned by you, or in such other manner as permitted by our board of directors.

  Amendment and Termination of the EIP. Our board may amend or terminate the option plans at any time and in any manner, subject to certain restrictions.

  No Stockholder Rights and Employment Rights. A participant shall have no stockholder rights with respect to the shares of our Common Stock subject to his or her outstanding option grants until such shares are purchased in accordance with the EIP and the option agreement evidencing such option. Nothing in the EIP confers upon the participant any right to continue in our employ.

  Registration of Option Shares. All shares of Common Stock issuable upon exercise of options under the EIP, including the shares that will be issuable upon exercise of all new options to be granted pursuant to the offer, have been registered under the Securities Act of 1933, as amended, on a registration statement on Form S-8 filed with the SEC. Unless you are one of our affiliates, you will be able to sell your option shares free of any transfer restrictions under applicable securities laws.

  Tax Consequences. You should refer to Section 13 for a discussion of the U.S. Federal income tax consequences of accepting or rejecting the new options under this offer to exchange. Special considerations may apply to employees located outside of the United States, including but not limited to Australia, the United Kingdom, Sweden, Germany, France, Singapore and Hong Kong. In some of these countries, the application of local taxation rules may have an impact upon the new grant. IF YOU ARE AN EMPLOYEE OUTSIDE OF THE UNITED STATES, WE RECOMMEND THAT YOU CONSULT WITH YOUR

OWN TAX ADVISOR TO DETERMINE THE TAX CONSEQUENCES OF THE OFFER UNDER THE LAWS OF THE COUNTRY IN WHICH YOU LIVE AND WORK.

  Method of Exercising Options. After the new options begin vesting, the option holder may exercise the options in accordance with the terms of the EIP and the option holder's option agreement by providing to us (1) a written notice identifying the option and stating the number of shares of Common Stock that the option holder desires to purchase and (2) payment in full of the option price per share for the shares of Common Stock then being acquired by certified or cashier's check payable to the order of Mercator in full payment for the shares of Common Stock being purchased. We may also in our discretion provide for alternate means of exercise of the options.

  Prohibition Against Transfer. The EIP provides, in general, that the options, and the rights and privileges conferred by them, are personal to the option holder and may not be transferred otherwise than by will or by the laws of descent and distribution. However, the stock option committee may, in its discretion, permit a holder of a non-qualified stock option to transfer the non-qualified stock option to certain persons or entities on certain terms and conditions as set forth in the EIP.

  Termination of Employment. IF YOU ARE NOT AN EMPLOYEE OF MERCATOR OR ONE OF OUR SUBSIDIARIES FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS, YOU WILL NOT RECEIVE ANY NEW OPTIONS OR ANY OTHER CONSIDERATION IN EXCHANGE FOR YOUR TENDERED OPTIONS THAT HAVE BEEN ACCEPTED FOR EXCHANGE. This means that if you die, quit or we terminate your employment prior to the date we grant the new options, you will not receive anything for your cancelled options that you tendered. After the grant date of the new options, if the option holder ceases to be an employee of Mercator for any reason other than disability or death, then the option holder shall have until the earlier of (1) the expiration date of such option, or (2) three (3) months from the date of termination of the option holder's employment to exercise the options to the extent to which the option holder would otherwise have been entitled to exercise the option on or prior to the date of such termination. To the extent the option holder is not entitled to exercise the options prior to the date of the option holder's termination, such outstanding and unexercised option shall immediately lapse and the option holder shall have no further rights with respect to it, effective as of the date of termination of the option holder's employment.

  After the date of grant of the new options, if the option holder's employment with Mercator is terminated due to disability or death, the options shall be exercisable the earlier of (1) the expiration date of such option, or (2) no later than twelve months after disability or death to the extent to which the option holder would otherwise be entitled to exercise the options on or prior to the date of such termination. To the extent the option holder is not entitled to exercise any portion of the options prior to the date of the option holder's termination due to disability or death, such unexercised portion of the options shall immediately lapse, effective as of the date of termination of the option holder's employment on account of disability or death.

  Effect of Change of Control. Under the terms of the EIP, if we merge or are consolidated with, or sell substantially all of our assets or stock to, another entity following the grant date of the new options, the new options will automatically vest for one additional year and may also be assumed, converted or replaced by the surviving corporation (if any), which assumption, conversion or replacement will be binding on all option holders. In lieu of assuming, converting or replacing such new options, the surviving corporation may substitute equivalent options or provide substantially similar consideration to the new option holders as was provided to stockholders (after taking into account the existing provisions of the new options and the one year additional vesting). If such surviving corporation (if any) refuses to assume or substitute new options, as provided above, such new options will automatically vest for one additional year and will expire on such transaction at such time and on such conditions as the stock option committee will determine. The EIP does not govern the new options prior to the grant date of the new options. If we were to enter a change of control transaction after the expiration date and before the grant date of the new options, we reserve the right to take any actions we deem necessary or appropriate to complete a transaction that our board of directors believes is in the best interest of our company and our stockholders. This could include terminating your right to receive replacement options under this offer to exchange. IF WE WERE TO

TERMINATE YOUR RIGHT TO RECEIVE REPLACEMENT OPTIONS UNDER THIS OFFER IN CONNECTION WITH SUCH TRANSACTION, EMPLOYEES WHO HAVE TENDERED OPTIONS FOR CANCELLATION PURSUANT TO THIS OFFER WOULD NOT RECEIVE OPTIONS TO PURCHASE SECURITIES OF THE ACQUIROR OR ANY OTHER CONSIDERATION FOR THEIR TENDERED OPTIONS. We presently have no plans or proposals that relate to or would result in an acquisition of Mercator. Section 2 of this offer to exchange describes our future plans.

  Our statements in this offer concerning the EIP and the new options are merely summaries and do not purport to be complete. The statements are subject to, and are qualified in their entirety by reference to, all provisions of the EIP and the form of option agreement under the EIP, each of which is filed as an exhibit to the Tender Offer Statement on Schedule TO, of which this offer to exchange is a part. See Section 16 for a discussion of how to obtain copies of the EIP and form of option agreement.

9. INFORMATION CONCERNING MERCATOR.

Mercator Software, Inc., is a leading provider of software and services that help customers achieve speed, flexibility, efficiency, and return on investment in existing technology. We do this by integrating technologies and transactions throughout the extended enterprise and with trading partners and customers. In combination with our software, professional staff and strategic trading partners, we enable companies to integrate electronic transactions and computer applications across the entire value chain of business activities and information technology including back-office systems, Web applications, traditional electronic commerce applications, electronic marketplaces and electronic exchanges. Mercator products and services solve incompatibilities in data formats and semantics by providing a single, standards-based architecture that can be applied to all business integration requirements, including business-to-business, consumer-to-business, and internal application-to-application integration.

Customers of our integration software and services include banks and brokerage institutions, insurance companies, telecommunications companies, and large-scale manufacturing and retail operations. We also sell our products and services through strategic partners to third party customers including Internet market makers, channel masters, group purchasing organizations and application service providers.

We were originally incorporated in Connecticut in 1985 as TSI International Ltd. and reincorporated in Delaware in 1993 as TSI International Software Ltd. Effective April 3, 2000, we officially changed our name to Mercator Software, Inc. Our principal executive offices are located at 45 Danbury Road, Wilton, Connecticut 06897, and the telephone number is (203) 761-8600.

From inception through 1996 we operated primarily as a private domestic software company with limited direct sales activities in the United Kingdom and Canada. In 1997 we completed our initial public offering, which raised $25 million, and opened a sales office in France. In 1998 we completed a secondary public offering, which raised $22 million, and acquired certain assets of Software Consulting Partners, a consulting firm with expertise in the implementation of enterprise resource planning systems, for $5.5 million in Common Stock and assumed liabilities.

In 1999 we acquired the Braid Group Limited, a provider of integration software products for straight-through processing of financial transactions in the international banking and securities markets, for $30 million in cash and approximately $80 million in Common Stock and stock options, excluding approximately $20 million in contingent consideration to be paid upon the achievement of certain criteria. Braid was based in the United Kingdom with operations in the Asia Pacific area. We subsequently opened a sales office in Germany. Also, in 1999 we acquired Novera Software Inc., a developer of Web application solutions, for approximately $58 million in Common Stock and stock options.

Prior to January 1, 2001 the Company classified its business activities into two reportable segments: Domestic and International; our international revenues represented 37% of our total revenue. Effective January 1, 2001, the Company restructured its operations into three reportable segments: Americas (North America, Central and South America) including corporate, EMEA (Europe, Middle East & Africa) and APAC (Asia Pacific).

  In June 2001 Mercator entered into a $15 million credit facility with Silicon Valley Bank. This facility is secured by certain receivables and will be capped at $10 million until Mercator generates positive EBITDA in a fiscal quarter. As of September 10, 2001 Mercator has not borrowed any amounts against this facility. The facility requires Mercator to issue either additional equity or subordinated debt resulting in net proceeds to Mercator of at least $5 million by September 30, 2001. Accordingly, Mercator has engaged an investment banker to help us accomplish this capitalization event.

  Mercator believes that current cash and cash equivalent balances, combined with net cash generated from operations, should be sufficient to meet anticipated needs for working capital and capital expenditures by December 31, 2001. However, recognizing there could be a shortfall in cash during the remainder of the year, Mercator has established the credit facility with Silicon Valley Bank. Mercator is also exploring other financial alternatives to support growth opportunities and other needs that may exceed cash resources available from operations and the credit facility, and to fulfill the requirement of the credit facility. However, any projections of future cash needs and cash flows are subject to substantial uncertainty. Any such additional financing will likely involve the sale of additional equity or securities convertible or exchangeable into equity, which would result in additional dilution to Mercator's stockholders. In addition, Mercator may, from time to time, consider the acquisition of or investment in complementary businesses, products, services and technologies, which might impact Mercator's liquidity requirements or require Mercator to issue debt or additional equity securities. There can be no assurance that financing will be available in amounts or on terms acceptable to Mercator, or at all.

  Financial Information. The information set forth on pages pages 3 through 24 of the company's Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2001, 2 through 22 of the company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, pages 13 through 24 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 and is incorporated herein by reference. See "Additional Information" in Section 16 for instructions on how you can obtain copies of our SEC reports that contain the information incorporated by reference herein.


10. INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE OPTIONS.


  A list of our directors and executive officers and the number and percentage of the options that are beneficially owned by each of them as of September 17, 2001 is attached to this offer to exchange as Schedule A. As of September 17, 2001, our executive officers and non-employee directors as a group beneficially owned options exercisable within sixty days of the offer date under the EIP to purchase a total of 1,397,742 shares of our Common Stock, which represented approximately 19.3% of the shares subject to all options outstanding under the EIP as of that date. All directors and executive officers, except the Company's Secretary who is not a Vice President, are excluded from this tender offer. The terms and conditions of the offer for the Company's Secretary are the same terms and conditions for all of you.


  During the past 60 days, we have granted options to purchase 528,500 shares of our Common Stock with exercise prices per share ranging from $2.02 to $2.41. Of those, 389,000 options were granted to our executive officers and directors. During the past 60 days, no options have been exercised.

  There have been no transactions in options to purchase our Common Stock or in our Common Stock which were effected during the past 60 days by Mercator, or to our knowledge, by any executive officer, director, affiliate or subsidiary of Mercator.

11. STATUS OF OPTIONS ACQUIRED BY US IN THE OFFER; ACCOUNTING CONSEQUENCES OF THE OFFER.

  Options we acquire pursuant to the offer will be canceled and the shares of Common Stock subject to those options will be returned to the pool of shares available for grants of new options under the EIP, including for issuance upon the exercise of new options issued by us pursuant to the offer. To the extent such shares are not fully reserved for issuance upon exercise of the new options to be granted in connection with the offer, the shares will be available for future awards to employees and other eligible plan participants without further stockholder action, except as required by applicable law or the rules of the

Nasdaq National Market or any other securities quotation system or any stock exchange on which our Common Stock is then quoted or listed.

  We believe that we will not incur any compensation expense solely as a result of the transactions contemplated by the offer because we will not grant any new options until a business day that is at least six months and one day after the date that we accept and cancel options tendered for exchange; and the exercise price of all new options will equal the market value of the Common Stock on the date we grant the new options. We will also require each option holder to tender all option grants that he or she received during the six months immediately prior to the date we accept tendered options for exchange if those grants were made subsequent to, and have an exercise price lower than the exercise price of, the grant(s) that such option holder tenders.

  We may incur compensation expense, however, if we grant any options to a tendering option holder having an exercise price less than the exercise price of any options tendered for exchange by that tendering option holder between the date hereof and the scheduled new option grant date. We may defer the grant to you of these other options if we determine it is necessary for us to do so to avoid (1) requiring you to tender these options due to the "six month look-back" and (2) incurring compensation expense against our earnings because of accounting rules that could apply to these interim option grants as a result of the offer.

12. LEGAL MATTERS; REGULATORY APPROVALS.

  We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of options and issuance of new options as contemplated by the offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of our options as contemplated herein. Should any such approval or other action be required, we presently contemplate that we will seek such approval or take such other action. We are unable to predict whether we may determine that we are required to delay the acceptance of options for exchange pending the outcome of any such matter. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under the offer to accept tendered options for exchange and to issue new options for tendered options is subject to conditions, including the conditions described in Section 6.

13. MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES.

  The following is a general summary of the material U.S. Federal income tax consequences of the exchange of options pursuant to the offer. This discussion is based on the Internal Revenue Code, its legislative history, Treasury Regulations and administrative and judicial interpretations as of the date of the offer, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders.

  If you exchange outstanding incentive or nonqualified stock options for new options, you will not be required to recognize income for U.S. Federal income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange. At the date of grant of the new options, you will not be required to recognize additional income for U.S. Federal income tax purposes. The grant of options is not recognized as taxable income.

  If the options you tender were intended to be Incentive Stock Options, your new options will be granted as Incentive Stock Options to the extent they qualify under the Internal Revenue Code. Under current law, for options to qualify as Incentive Stock Options, the value of the shares subject to options that first become exercisable by the option holder in any calendar year cannot exceed $100,000. The value of the shares subject to options is measured on the date the options are granted. The excess options are deemed to be non-qualified stock options. If the options you tender were not intended as Incentive Stock Options, your new options will not be Incentive Stock Options.

  U.S. Federal Income Tax Consequences for Outstanding Incentive Stock Options. You will not be subject to any current income tax if you elect to tender your Incentive Stock Options and accept new options. In addition, we do not believe that our offer to you will change any of the terms of your eligible Incentive Stock Options which you do not tender in the offer. However, the IRS may characterize the offer as a "modification" of those Incentive Stock Options that you do not tender for cancellation. The effect of a successful assertion by the IRS that your Incentive Stock Options were modified depends on whether the exercise price of your exercisable Incentive Stock Options is equal to, higher or lower than the price of the company's stock on September 10, 2001. If your current ISO exercise price per share is equal to or higher than the price of the company's Common Stock on September 10, 2001, the offer would extend the period you would have to hold the shares purchased under those options in order to qualify all of the gain on a subsequent sale of those shares as long-term capital gain. That extended holding period for long-term capital gain would require that any taxable sale or other disposition of the shares not take place until the later of (i) two years from the date of the deemed modification of your Incentive Stock Options or (ii) one year from the date you exercise those shares. In addition, such a deemed modification may also cause a portion of your Incentive Stock Options to be treated as nonqualified stock options upon exercise and affect the amount of other stock options granted to you that may qualify as Incentive Stock Options under the $100,000 calendar year limit discussed above. If the exercise price for your eligible Incentive Stock Options is lower than the price of the company's shares of Common Stock on September 10, 2001, your option would cease to qualify as an Incentive Stock Option and the options would be taxable as non-qualified options once you exercise.

  While the tender and cancellation of your Incentive Stock Options will not give rise to any tax consequences, you should refer to the tax discussion below regarding "U.S. Federal Income Tax Consequences of Nonqualified Stock Options," because some of your new options may not qualify as Incentive Stock Options or some of your Incentive Stock Options not tendered may cease to qualify as Incentive Stock Options, in which case your options would be subject to different tax treatment than your eligible options.

  Under current law you should not have realized taxable income when the Incentive Stock Options were granted to you under the option plans. In addition, you generally will not realize taxable income when you exercise an Incentive Stock Option. However, your alternative minimum taxable income will be increased by the amount that the aggregate fair market value of the shares you may purchase under the option, which is generally determined as of the date you exercise the option, exceeds the aggregate exercise price of the option. Except in certain circumstances that are described in your option plan and option agreement, such as your death or disability, if an option is exercised more than three months after your employment is terminated, the option will not be treated as an Incentive Stock Option and is subject to taxation under the rules applicable to nonqualified stock options that are discussed below.

  If you dispose of Common Stock that you acquired by exercising an Incentive Stock Option, the tax consequences of the disposition depend on whether the disposition is "qualifying" or "disqualifying." The disposition of the Common Stock is qualifying if it is made after the later of: (a) two years from the date the Incentive Stock Option was granted or (b) at least one year after the date the Incentive Stock Option was exercised.

  If the disposition of the Common Stock you received when you exercised Incentive Stock Options is qualifying, any excess of the sale price over the exercise price of the option will be treated as long-term capital gain taxable to you at the time of the sale. If the disposition is not qualifying, which we refer to as a "disqualifying disposition," the excess of the fair market value of the Common Stock on the date the option was exercised over the exercise price will be taxable income to you at the time of the sale. Of that income, the amount up to the excess of the fair market value of the Common Stock at the time the option was exercised over the exercise price will be ordinary income for income tax purposes and the balance, if any, will be long or short-term capital gain, depending on whether or not the Common Stock was sold more than one year after the option was exercised.

  If you sell Common Stock you received when you exercised an Incentive Stock Option in a qualifying disposition, we will not be entitled to a deduction equal to the gain you realize when you completed that sale. However, if you sell, in a disqualifying disposition, Common Stock you received when you exercised an Incentive Stock Option, we will be entitled to a deduction equal to the amount of compensation income taxable to you.

  U.S. Federal Income Tax Consequences of Nonqualified Stock Options. Under current law, you typically will not realize taxable income upon the grant of a non-incentive or nonqualified stock option. However, when you exercise the option, the difference between the exercise price of the option and the fair market value of the shares subject to the option on the date of exercise will be treated as taxable compensation income to you, and you will be subject to withholding of income and employment taxes at that time. We will generally be entitled to a deduction equal to the amount of compensation income taxable to you.

  The subsequent sale of the shares acquired pursuant to the exercise of a non-qualified stock option generally will give rise to capital gain or loss equal to the difference between the sale price and the sum of the exercise price paid for the shares plus the ordinary income recognized with respect to the shares, and these capital gains or losses will be treated as long-term capital gains or losses if you held the shares for more than one year following exercise of the option.

  WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO COUNTRY, STATE AND LOCAL TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER.

  IF YOU CHOOSE NOT TO EXCHANGE ALL OF YOUR ELIGIBLE OPTIONS, WE ALSO RECOMMEND THAT YOU CONSULT WITH YOUR OWN TAX ADVISOR TO DETERMINE THE TAX CONSEQUENCES ATTRIBUTABLE TO THE EXERCISE OF THE ELIGIBLE OPTIONS YOU DO NOT EXCHANGE AND TO THE SUBSEQUENT SALE OF COMMON STOCK PURCHASED UNDER THESE OPTIONS.

14. EXTENSION OF OFFER; TERMINATION; AMENDMENT.

  We expressly reserve the right, in our discretion, at any time and from time to time, and regardless of whether or not any event set forth in Section 6 has occurred or is deemed by us to have occurred, to extend the period of time during which the offer is open and thereby delay the acceptance for exchange of any options by giving oral or written notice of such extension to the option holders and making a public announcement thereof.

  We also expressly reserve the right, in our reasonable judgment, prior to the expiration date to terminate or amend the offer and to postpone our acceptance and cancellation of any options tendered for exchange upon the occurrence of any of the conditions specified in Section 6, by giving oral or written notice of such termination or postponement to the option holders and making a public announcement thereof. Our reservation of the right to delay our acceptance and cancellation of options tendered for exchange is limited by Rule 13e-4(f)(5) promulgated under the Securities Exchange Act, which requires that we must pay the consideration offered or return the options tendered promptly after termination or withdrawal of a tender offer.

  Amendments to the offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the amendment must be issued no later than 9:00 a.m., Eastern Daylight Savings time, on the next business day after the last previously scheduled or announced expiration date. Any company-wide announcement made pursuant to the offer will be disseminated promptly to option holders in a manner reasonably designed to inform option holders of such change. Any company-wide announcement most likely would be made by e-mail.

  If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and

13e-4(e)(3) under the Securities Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of such terms or information.

15. FEES AND EXPENSES.

  We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of options pursuant to this offer to exchange.

16. ADDITIONAL INFORMATION.

  With respect to the offer, we have filed with the SEC a Tender Offer Statement on Schedule TO, of which this offer to exchange is a part. This offer to exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials which we have filed with the SEC before before making a decision on whether to tender your options:

     (a)  Our annual report on Form 10-K for the year ended December 31, 2000;
     (b) Our quarterly reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001;
     (c) The description of our Common Stock contained in the registration statement on Form S-3, filed May 15, 2000, including any amendment or report filed for the purpose of updating such description;
     (d)  Our registration statement on Form S-8, filed April 19, 2001; and
     (e) Any document that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this offer to exchange and before the termination of this offer. Information in these filings will be deemed to be incorporated by reference as of the date we make the filing.

These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be
obtained, at the following SEC public reference rooms at    Judiciary Plaza, 450
Fifth Street, N.W., Room 2120, Washington D.C. 20549; and at its regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and at 7 World Trade Center, New York, New York 10048. Copies of such materials may also be obtained (1) at no charge from our Web site at http://www.Mercator.com or (2) by mail, upon payment of the SEC's customary charges, from the SEC's Public Reference Room at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. Information about the operation of this public reference room can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site at http://www.sec.gov that contains reports, proxy statements and information statements and other information regarding registrants, including Mercator, that file electronically with the SEC.

17. FORWARD LOOKING STATEMENTS; MISCELLANEOUS.


This offer to exchange contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 as amended, and
Section 27A of the Securities Act of 1933, as amended, that involve risks and uncertainties. When used in this filing words such as "anticipate," "believe," "estimate," "expect," "future," "intend," "plan," and similar expressions as they relate to Mercator Software are included to identify forward-looking statements. Our actual results may differ significantly from the results discussed in the forward-looking statements as a result of certain factors including those set forth below and elsewhere in this document. However, the safe harbor protections of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933 do not extend to these forward-looking statements in this document.


Our quarterly and annual operating results are volatile and difficult to predict and may cause our stock price to fluctuate.

Our quarterly and annual operating results have varied significantly in the past and are expected to do so in the future. We believe that you should not rely on period to period comparisons of our results of operations as they are not necessarily indications of our future performance. In some future periods, our results of operations may be below the expectation of public market analysts and investors. In this case, the price of our common stock would likely decline.

Our revenues and results of operations are difficult to forecast and depend on a variety of factors. These factors include the following:

    .  the size, timing and terms of individual license transactions;

    .  the sales cycle for our products;

    . demand for and market acceptance of our products and related services, particularly our Mercator products;

    . our ability to expand, and market acceptance of, our professional services business;

    . the timing of our expenditures in anticipation of product releases or increased revenue;

    . the timing of product enhancements and product introductions by us and our competitors;

    . market acceptance of enhanced versions of our existing products and of new products;

    .  changes in pricing policies by us and our competitors;

    .  variations in the mix of products and services sold by us;

    . the mix of channels through which our products and services are sold;

    .  our success in penetrating international markets;

    .  the buying patterns and budgeting cycles of customers;

    . personnel changes, our ability to attract and retain qualified sales, professional services and research and development personnel and the rate at which this personnel becomes productive; and

    .  general economic conditions.

  We have historically derived a substantial portion of our revenues from the licensing of our software products, and we anticipate that this trend will continue for the foreseeable future. Software license revenues are difficult to forecast for a number of reasons, including the following:

    . we typically do not have a material backlog of unfilled orders, and revenues in any quarter substantially depend on orders booked and shipped in that quarter;

    . the length of the sales cycles for our products can vary significantly from customer to customer and from product to product and can be as long as nine months or more;

    . the terms and conditions of individual license transactions, including prices and discounts, are often negotiated based on volumes and commitments, and may vary considerably from customer to customer;

    . We have generally recognized a substantial portion of our quarterly software licensing revenues in the last month of each quarter.

  Accordingly, the cancellation or deferral of even a small number of purchases of our products could harm our business.

It would be difficult for us to adjust our spending if we experience any revenue shortfalls.

  Our future revenues will also be difficult to predict and we could fail to achieve our revenue expectations. Our expense levels are based, in part, on our expectation of future revenues, and expense levels are, to a large extent, fixed in the short term. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. If revenue levels are below expectations for any reason, our operating results are likely to be harmed. Net income may be disproportionately affected by a reduction in revenue because a large portion of our expenses are related to headcount that cannot be easily reduced without harming our business.

  In addition, we currently intend to increase our operating expenses by expanding our research and product development staff, particularly research and development personnel to be devoted to our Mercator product line, increasing our sales and marketing and professional services operations, expanding distribution channels, and hiring personnel in other operating areas. We expect to experience a significant time lag between the date professional services, sales, and technical personnel are hired and the date these employees become fully productive. The timing of expansion and the rate at which new technical, professional services, and sales personnel become productive as well as the timing of the introduction and success of new distribution channels could cause material fluctuations in our results of operations. Furthermore, to the extent increased operating expenses precede or are not subsequently followed by increased revenues, our business could be harmed.

We may experience seasonal fluctuations in our revenues or results of operations.

  While we have not historically experienced any significant seasonal fluctuations in our revenues or results of operations, it is not uncommon for software companies to experience strong fourth quarters followed by weaker first quarters, in some cases with sequential declines in revenues or operating profit. We believe that many software companies exhibit this pattern in their sales cycles primarily due to customers' buying patterns and budget cycles. We may display this pattern in future years.

We depend on the sales of our Mercator products and related services.

  We introduced our Mercator products in 1993. In recent years, a significant portion of our revenue has been attributable to licenses of our Mercator products and related services, and we expect that revenue attributable to our Mercator products and related services will continue to represent a significant portion of our total revenue for the foreseeable future. Accordingly, our future operating results significantly depend on the market acceptance and growth of our Mercator product line and enhancements of these products and services.

Market acceptance of our Mercator product line may not increase or remain at current levels, and we may not be able to successfully market our Mercator product line or develop extensions and enhancements to this product line on a long-term basis. In the event that our current or future competitors release new products that provide, or are perceived as providing, more advanced features, greater functionality, better performance, better compatibility with other systems or lower prices than our Mercator product line, demand for our products and services would likely decline. A decline in demand for, or market acceptance of, our Mercator product line would harm our business.

We may experience difficulties in developing and introducing new or enhanced products necessitated by technological changes.

  Our future success will depend, in part, upon our ability to anticipate changes, to enhance our current products and to develop and introduce new products that keep pace with technological advancements and address the increasingly sophisticated needs of our customers. Our products may be rendered obsolete if we fail to anticipate or react to change.

  Development of enhancements to existing products and new products depends, in part, on a number of factors, including the following:

    . the timing of releases of new versions of applications systems by vendors;

    . the introduction of new applications, systems or computing platforms;

    .  the timing of changes in platforms;

    .  the release of new standards or changes to existing standards;
       and

    .  changing customer requirements.

  Our product enhancements or new products may not adequately meet the requirements of the marketplace or achieve any significant degree of market acceptance. In addition, our introduction or announcement, or by one or more of our current or future competitors, of products embodying new technologies or features could render our existing products obsolete or unmarketable. Our introduction or announcement of enhanced or new product offerings or by our current or future competitors may cause customers to defer or cancel purchases of our existing products. Any deferment or cancellation of purchases could harm our business.

We could experience delays in developing and releasing new products or product enhancements.

  We may experience difficulties that could delay or prevent the successful development, introduction and marketing of new products or product enhancements. We have in the past experienced delays in the introduction of product enhancements and new products and we may experience delays in the future. Furthermore, as the number of applications, systems and platforms supported by our products increases, we could experience difficulties in developing, on a timely basis, product enhancements which address the increased number of new versions of applications, systems or platforms served by our existing products. If we fail, for technological or other reasons, to develop and introduce product enhancements or new products in a timely and cost-effective manner or if we experience any significant delay in product development or introduction, our customers may delay or decide against purchases of our products, which could harm our business.

The success of our products will also depend upon the success of the platforms we target.

  We may, in the future, seek to develop and market enhancements to existing products or new products which are targeted for applications, systems or platforms which we believe will achieve commercial acceptance. This could require us to devote significant development, sales and marketing personnel, as well as other resources, to these efforts, which would otherwise be available for other purposes. We may not be able to successfully identify these applications, systems or platforms, and even if we do so, they may not achieve commercial acceptance or we may not realize a sufficient return on our investment. Failure of

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

these targeted applications, systems or platforms to achieve commercial acceptance or our failure to achieve a sufficient return on our investment could harm our business.

We may not successfully expand our sales and distribution channels.

  An integral part of our strategy is to expand our indirect sales channels, including value-added resellers, independent software vendors, systems integrators and distributors. This channel is accounting for a growing percentage of our total revenues and we are increasing resources dedicated to developing and expanding these indirect distribution channels. We may not be successful in expanding the number of indirect distribution channels for our products. If we are successful in increasing our sales through indirect sales channels, we expect that those sales will be at lower per unit prices than sales through direct channels, and revenue we receive for each sale will be less than if we had licensed the same product to the customer directly.

  Selling through indirect channels may also limit our contact with our customers. As a result, our ability to accurately forecast sales, evaluate customer satisfaction and recognize emerging customer requirements may be hindered.

  Even if we successfully expand our indirect distribution channels, any new value added resellers, independent software vendors, system integrators or distributors may offer competing products, or have no minimum purchase requirements of our products. These third parties may also not have the technical expertise required to market and support our products successfully. If the third parties do not provide adequate levels of services and technical support, our customers could become dissatisfied, or we would have to devote additional resources for customer support. Our brand name and reputation could be harmed. Selling products through indirect sales channels could cause conflicts with the selling efforts of our direct sales force.

  Our strategy of marketing products directly to end-users and indirectly through value added resellers; independent software vendors, systems integrators and distributors may result in distribution channel conflicts. Our direct sales efforts may compete with those of our indirect channels and, to the extent different resellers target the same customers, resellers may also come into conflict with each other. Although we have attempted to manage our distribution channels to avoid potential conflicts, channel conflicts may harm our relationships with existing value added resellers, independent software vendors, systems integrators or distributors or impair our ability to attract new value added resellers, independent software vendors, systems integrators and distributors.

Our future success depends on retaining our key personnel and attracting and retaining additional highly qualified employees.

  Our future success depends in large part on the continued service of our key sales, professional services and research and development personnel, as well as senior management. All employees are employed at-will and we have no fixed-term employment agreements with our employees, which prevents them from terminating their employment at any time. The loss of the services of any of one or more of our key employees could harm our business.

  Our future success also depends on our ability to attract, train and retain highly qualified sales, research and development, professional services and managerial personnel, particularly sales, professional services and research and development personnel with expertise in enterprise resource planning systems. Competition for these personnel is intense. We may not be able to attract, assimilate or retain qualified personnel. We have at times experienced, and we continue to experience, difficulty in recruiting qualified sales and research and development personnel, and we anticipate these difficulties will continue in the future. Furthermore, we have in the past experienced, and in the future we expect to continue to experience, a significant time lag between the date sales, research and development and professional services personnel are hired and the date these employees become fully productive.

We may encounter difficulties in managing our growth.

  Our business has grown in recent periods, with total revenues increasing from approximately $16.1 million in 1995 to $98.6 million in 1999. We have also acquired the assets of Software Consulting Partners in November 1998, Braid in March 1999, and Novera Software, Inc. in September 1999. The growth of our business has placed, and is expected to continue to place, a strain on our administrative, financial, sales and operational resources and increased demands on our systems and controls. For example, we noted an increase in quarterly days sales outstanding from December 31, 1998 to December 31, 1999 from approximately 109 days to approximately 111 days, and an increase in net accounts receivable from $18.0 million to $38.3 million.

  To deal with these concerns, we have recently implemented, or are in the process of implementing and will be required to implement in the future, a variety of new and upgraded operational and financial systems, procedures and controls. In addition, we intend to hire additional administrative personnel. We may not be able to successfully complete the implementation and integration of these systems, procedures and controls, or hire additional personnel, in a timely manner. The failure of our management to respond to, and manage, our growth and changing business conditions, or to adapt our operational, management and financial control systems to accommodate our growth could harm our business.

We may face significant risks in expanding our international operations.

  International revenues accounted for 11.8% of our total revenues for 1998 however, as a result of the acquisitions of Braid, and the establishment of a sales office in Germany during 1999, International revenues accounted for 29.4% of our total revenues for 1999. Continued expansion of our international sales and marketing efforts will require significant management attention and financial resources. We also expect to commit additional time and development resources to customizing our products for selected international markets and to developing international sales and support channels.

  International operations involve a number of additional risks, including the following:

    . impact of possible recessionary environments in economies outside the United States;

    . longer receivables collection periods and greater difficulty in accounts receivable collection;

    .  unexpected changes in regulatory requirements;

    .  dependence on independent resellers;

    . reduced protection for intellectual property rights in some countries, tariffs and other trade barriers;

    .  foreign currency exchange rate fluctuations;

    .  difficulties in staffing and managing foreign operations;

    .  the burdens of complying with a variety of foreign laws;

    .  potentially adverse tax consequences; and

    .  political and economic instability.

  To the extent that our international operations expand, we expect that an increasing portion of our international license and service and other revenues will be denominated in foreign currencies, subjecting us to fluctuations in foreign currency exchange rates. We do not currently engage in foreign currency hedging transactions. However, as we continue to expand our international operations, exposures to gains and losses on foreign currency transactions may increase. We may choose to limit our exposure by the purchase of forward foreign exchange contracts or similar hedging strategies. The currency exchange strategy that we adopt may not be successful in avoiding exchange-related losses. In addition, the above-listed factors may cause a decline in our future international revenue and, consequently, may harm our business. We may not be able to sustain or increase revenue that we derive from international sources.

Our success depends upon the widespread use and adoption of the internet and intranets.

  We believe that demand for enterprise application integration solutions, such as those that we offer, will depend, in part, upon the adoption by businesses and end-users of the internet and intranets as platforms for electronic commerce and communications. The internet and intranets are new and evolving, and they may not be widely adopted, particularly for electronic commerce and communications among businesses. Critical issues concerning the internet and intranets, including security, reliability, cost, ease of use and access and quality of service, remain unresolved at this time, inhibiting adoption by many enterprises and end-users. If the internet and intranets are not widely used by businesses and end-users, particularly for electronic commerce, this could harm our business.

Government regulation and legal uncertainties relating to the internet could adversely affect our business.

  Congress has recently passed legislation and several more bills have recently been sponsored in both the House and Senate that are designed to regulate certain aspects of the internet, including on-line content, copyright infringement, user privacy, taxation, access charges, liability for third-party activities and jurisdiction. In addition, federal, state, local and foreign governmental organizations are also considering other legislative and regulatory proposals that would regulate the internet. Areas of potential regulation include libel, pricing, quality of products and services, and intellectual property ownership.

  The laws governing the use of the internet, in general, remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property; privacy, libel and taxation apply to the internet. In addition, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad. This occurrence may impose additional burdens on companies conducting business online by limiting how information can flow over the internet and the type of information that can flow over the internet. The adoption or modification of laws or regulations relating to the internet could adversely affect our business.

  It is not known how courts will interpret both existing and new laws.

Therefore, we are uncertain as to how new laws or the application of existing laws will affect our business. In addition, our business may be indirectly affected by our clients who may be subject to such legislation. Increased regulation of the internet may decrease the growth in the use of the internet, which could decrease the demand for our services, increase our cost of doing business or otherwise have a material adverse effect on our business, results of operations and financial condition.

  Capacity constraints caused by growth in the use of the internet may, unless resolved, impede further development of the internet to the extent that users experience delays, transmission errors and other difficulties. Further, the adoption of the internet for commerce and communications, particularly by those individuals and companies that have historically relied upon alternative means of commerce and communication generally requires the understanding and acceptance of a new way of conducting business and exchanging information. In particular, companies that have already invested substantial resources in other means of conducting commerce and exchanging information may be particularly reluctant or slow to adopt a new internet-based strategy that may make their existing personnel and infrastructure obsolete. If the necessary infrastructure, products, services or facilities are not developed, or if the internet does not become a viable commercial medium, our business, results of operations and financial condition could be materially and adversely affected.

  The U.S. Omnibus Appropriations Act of 1998 places a moratorium on taxes levied on internet access from October 1, 1998 to October 21, 2001. However, states may place taxes on internet access if taxes had already been generally imposed and actually enforced prior to October 1, 1998. States which can show they enforced internet access taxes prior to October 1, 1998 and states after October 21, 2001 may be able to levy taxes on internet access resulting in increased cost to access to the internet, resulting in a material adverse effect on our business.

We face significant competition in the market for e-business integration software.

  The market for our products and services is extremely competitive and subject to rapid change. Because there are relatively low barriers to entry in the software market, we expect additional competition from other established and emerging companies.

  In the e-business integration market, our Mercator products and related services compete primarily against solutions developed internally by individual businesses to meet their specific e-business integration needs. In addition, we face increasing competition in the e-business integration market from other third-party software vendors.

  Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, product development and marketing resources, greater name recognition and larger customer bases than we do. Our present or future competitors may be able to develop products that are comparable or superior to those we offer, adapt more quickly than we do to new technologies, evolving industry trends or customer requirements, or devote greater resources than we do to the development, promotion and sale of their products. Accordingly, we may not be able to compete effectively in our target markets against these competitors.

  We expect that we will face increasing pricing pressures from our current competitors and new market entrants. Our competitors may engage in pricing practices that reduce the average selling prices of our products and related services. To offset declining average selling prices, we believe that we must successfully introduce and sell enhancements to existing products and new products on a timely basis. We must also develop enhancements to existing products and new products that incorporate features that can be sold at higher average selling prices. To the extent that enhancements to existing products and new products are not developed in a timely manner, do not achieve customer acceptance or do not generate higher average selling prices, our operating margins may decline.

We have only limited protection for our proprietary technology.

  Our success is dependent upon our proprietary software technology. We do not currently have any patents and we rely principally on trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect our technology. We also believe that factors such as the technological and creative skills of our personnel, product enhancements and new product developments are essential to establishing and maintaining a technology leadership position. We enter into confidentiality and/or license agreements with our employees, distributors and customers, and we limit access to and distribution of our software, documentation and other proprietary information. The steps that we have taken may not be sufficient to prevent misappropriation of our technology, and these protections do not preclude competitors from developing products with functionality or features similar to our products. Third parties could also independently develop competing technologies that are substantially equivalent or superior to our technologies. Furthermore, effective copyright and trade secret protection may be unavailable or limited outside of the United States. Any failure by or inability of us to protect our proprietary technology could harm our business.

We may become subject to infringement claims.

  Although we do not believe that our products infringe the proprietary rights of any third parties, third parties might assert infringement claims against us or our customers in the future. Furthermore, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Litigation, either as plaintiff or defendant, would cause us to incur substantial costs and divert management resources from productive tasks. Any litigation, regardless of the outcome, could harm our business. Furthermore, parties making claims against us could secure substantial damages, as well as injunctive or other equitable relief, which could effectively block our ability to license our products in the United States or abroad. A large monetary judgment could harm our business.

  For further information about these and other risks, uncertainties and factors, please review the disclosure included under the captions "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Factors that Could Affect our Operations" in our annual report on Form 10-K for the fiscal year ended December 31, 2000 and "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations - Outlook" in our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2001 and "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations - Factors that May Affect Future Results" in our quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2001. Except as otherwise required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this offer to exchange.

  We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will tenders be accepted from or on behalf of, the option holders residing in such jurisdiction.

  WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER OR NOT YOU SHOULD TENDER YOUR OPTIONS PURSUANT TO THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT OR IN THE RELATED LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

Mercator Software, Inc.                   September 17, 2001

                                  SCHEDULE A

        INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                            MERCATOR SOFTWARE, INC.


  The directors and executive officers of Mercator Software, Inc., their positions and offices, beneficiary ownership of the option and percentage of ownership as of September 17, 2001, are set forth in the following table:

NAME                                                                           NUMBER OF OPTION            PERCENTAGE
POSITION AND OFFICES HELD                                                     BENEFICIALLY OWNED          OF OWNERSHIP
--------------------------------------------------------------------------------------------------------------------------------

Roy C. King                                                                        250,000                    3.4
Chairman, Chief Executive Officer, President and Director

Ken Hall                                                                           121,430                    1.7
Senior Vice President, Chief Financial Officer and Treasurer.

David Linthicum                                                                     92,187                    1.3
Senior Vice President, Research & Development and Chief Technology Officer

Eileen Garry                                                                        69,375                    1.0
Senior Vice President, Chief Marketing Officer

Robert Farrell                                                                      59,375                    0.8
President - America

Mark Register                                                                       18,750                    0.3
President - Asia Pacific

Paul Orme                                                                           59,375                    0.8
Senior Vice President - Financial Services

Gregory O'Brien                                                                     12,500                    0.2
Senior Vice President - Human Resources

David Raye                                                                          39,750                    0.5
Senior Vice President - Customer Care

Ron Smith                                                                           22,500                    0.3
Vice President - Worldwide Operations

Gerald Klein                                                                         7,500                    0.1
General Counsel and Secretary.

Diane P. Baker , Director                                                                -                      -
Constance F. Galley, Director                                                      195,000                    2.7
Ernest E. Keet, Director                                                                 -                      -
Richard Little, Director                                                                 -                      -
James P. Schadt, Vice Chairman and Director                                        450,000                    6.2
Dennis G. Sisco, Director                                                                -                      -
Mark C. Stevens, Director                                                                -                      -

                      OFFER TO EXCHANGE OPTIONS UNDER THE
                      MERCATOR 1997 EQUITY INCENTIVE PLAN

                      _________________

If you wish to tender your options for exchange, you must complete and sign the letter of transmittal in accordance with its instructions, and mail, fax or hand deliver it and any other required documents to us at Mercator Software, Inc., 45 Danbury Road, Wilton, Connecticut, 06897-0840, Attn: Linda Austin (facsimile:
(203) 761-8537).

Any questions, requests for assistance or additional copies of any documents referred to in the offer to exchange may be directed to Linda Austin, Mercator Software, Inc., 45 Danbury Road, Wilton, Connecticut, 06897-0840 (telephone:
(203) 563-1260, facsimile: (203) 761-8537).

                      _________________

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